中国银行
BANK OF CHINA

Beijing 2008

File No.82-35030

2007 NOV -7 A 2:43

Our Ref: BOC/BSHK(2007)071(JY)

5 November 2007

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.



07027849

SUPPL

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Y.W. Pak at (852) 2846 2703.

PROCESSED
NOV 13 2007
THOMSON
FINANCIAL



Yours faithfully,
For and on behalf of
Bank of China Limited



Jason C.W. Yeung
Company Secretary



Encl.

Annex A

List of Documents Furnished

1. Announcement dated 17 October 2007 in relation to date of board meeting of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

2. Announcement dated 30 October 2007 in relation to Report for the Third Quarter ended 30 September 2007 of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

3. Notification dated 30 October 2007 in relation to the publication of an announcement on Report for the Third Quarter ended 30 September 2007 of the Bank as published in newspapers in Hong Kong.

4. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 October 2007 filed by the Bank with The Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Announcement of the Bank dated 9 October 2007 in relation to the establishment of China Investment Corporation as published in the People's Republic of China (the "PRC").

2. Overseas regulatory announcement dated 9 October 2007 in relation to the publication in the PRC by the Bank of an announcement on establishment of China Investment Corporation, as published on the website of Hong Kong Exchanges and Clearing Limited.

3. Announcement dated 30 October 2007 in relation to Report for the Third Quarter ended 30 September 2007 of the Bank as published in the PRC.

4. Report for the Third Quarter ended 30 September 2007 of the Bank as published in the PRC.

5. Announcement dated 31 October 2007 in relation to resolutions of the Board of Directors of the Bank passed at the meeting held on 30 October 2007 as published in the PRC.

6. Overseas regulatory announcement dated 31 October 2007 in relation to the publication in the PRC of an announcement on resolutions of the Board of Directors of the Bank passed at the meeting held on 30 October 2007, as published on the website of Hong Kong Exchanges and Clearing Limited.



BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

RECEIVED
2007 NOV -7 A 2:43

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

ANNOUNCEMENT

DATE OF BOARD MEETING

The Board of Directors of the Bank (the "Board") hereby announces that a meeting of the Board will be held on Tuesday, 30 October 2007 at No. 1 Conference Room, 9th Floor, Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing, the People's Republic of China for the purpose of considering and approving, among other things, the unaudited results of the Bank and its subsidiaries for the third quarter ended 30 September 2007.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 17 October 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN#, Alberto TOGNI# and HUANG Shizhong#.*

* *Non-executive Directors*

\# *Independent Non-executive Directors*



BANK OF CHINA

RECEIVED
2007 NOV -7 A 2:4?
OF INTERNATIONAL
CORPORATE FINANCE

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

Report for the Third Quarter ended 30 September 2007

The Board of Directors (the "Board") of Bank of China Limited (the "Bank") is pleased to announce the unaudited results of the Bank and its subsidiaries (the "Group") for the third quarter ended 30 September 2007. This announcement is made by the Bank pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. BASIC INFORMATION

1.1 Key financial data and performance indicators

1.1.1 Key financial data and performance indicators for the Group prepared in accordance with International Financial Reporting Standards ("IFRS")

	As at 30 September 2007	As at 31 December 2006	**Change (%)**
Total assets (RMB million)	**6,015,582**	5,327,653	12.91
Capital and reserves attributable to equity holders of the Bank (RMB million)	**416,083**	382,917	8.66
Net assets per share (RMB)	**1.64**	1.51	8.66

	Nine-month period ended 30 September 2007	Nine-month period ended 30 September 2006	**Change (%)**
Net cash outflow from operating activities (RMB million)	**(11,004)**	(88,463)	-87.56
Net cash outflow from operating activities per share* (RMB)	**(0.04)**	(0.35)	-87.56
Profit after tax (RMB million)	**49,713**	36,381	36.65
Profit after tax attributable to equity holders of the Bank (RMB million)	**45,474**	32,458	40.10
Earnings per share for profit attributable to equity holders of the Bank (basic and diluted, RMB)	**0.18**	0.14	28.57
Return on average equity (annualized)	**15.18%**	14.44%	0.74 percentage point

Note: Net cash outflow from operating activities per share is calculated based on the Bank's total number of ordinary shares outstanding at the end of reporting period.

On 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law. This legislation will reduce the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 2008. In accordance with International Accounting Standards (No. 12), the Group re-measured its net deferred tax assets of the domestic operations as at the date of pronouncement of the new Income Tax Law to reflect future realisation at the newly enacted tax rate and thereby increased the tax expenses. Excluding such impact, the profit after tax attributable to equity holders of the Bank from January to September 2007 would have increased 52.97% compared with the same period of 2006.

1.1.2 Reconciliation between IFRS and CAS financial information

The reconciliations of profit after tax attributable to equity holders of the Bank for the nine-month periods ended 30 September 2006 and 2007 and consolidated equity as at 30 September 2007 and 31 December 2006 prepared under IFRS to those under Chinese Accounting Standards ("CAS") are set forth below. The financial information as at 31 December 2006 and for the nine-month period ended 30 September 2006 has been restated in accordance with CAS issued by the Ministry of Finance in February 2006 which was effective 1 January 2007.

Unit: RMB million

	Equity (including minority interest)		**Profit after tax attributable to equity holders of the Bank**	
	As at 30 September 2007	As at 31 December 2006	**Nine-month period ended 30 September 2007**	Nine-month period ended 30 September 2006
CAS figures	**450,393**	417,325	**45,744**	32,294
Adjustments for differences in accounting standards:				
Reversal of asset revaluation surplus, corresponding depreciation and other items	**(6,165)**	(6,521)	**356**	245
Deferred tax impact	**1,541**	2,152	**(626)**	(81)
Sub-total	**(4,624)**	(4,369)	**(270)**	164
IFRS figures	**445,769**	412,956	**45,474**	32,458

1.2 Number of shareholders and top ten shareholders

1.2.1 As at 30 September 2007, the Bank's total number of shareholders was 1,276,094, comprising 298,456 H-Share holders and 977,638 A-Share holders.

1.2.2 Top ten A-Share holders not subject to selling restrictions as at 30 September 2007

Unit: share

No.	Name of shareholder	Number of shares not subject to selling restrictions
1	Nuoan Stock Securities Investment Fund	122,350,000
2	Boshi Value Growth Securities Investment Fund	59,999,949
3	E Fund 50 Index Securities Investment Fund	40,000,000
4	Boshi Yufu Securities Investment Fund	37,784,057
5	Morgan Stanley Investment Management — Morgan Stanley China A Share Fund	29,732,000
6	NCI — Profit sharing — Personal profit sharing — 018L — FH002 SH	27,905,180
7	SSE-50 Trading Open-end Index Securities Investment Fund	24,371,575
8	China Life Insurance Company Limited — Traditional — Ordinary insurance products — 005L — CT001 SH	16,778,100
9	Everbright Pramerica Advantage Allocation Stock Securities Investment Fund	16,489,947
10	Everbright Securities Co., Ltd	16,000,500

Note: Some of the above shareholders are managed by the same legal entity. Save for that, the Bank is not aware of any connected relations and concerted action among the above-mentioned shareholders.

1.2.3 Top ten H-Share holders as at 30 September 2007

Unit: share

No.	Name of shareholder	Number of shares held
1	HKSCC Nominees Limited	30,724,926,122
2	RBS China Investments S.à.r.l.	20,942,736,236
3	Fullerton Financial Holdings Pte. Ltd	10,471,368,118
4	National Council for Social Security Fund, PRC	8,377,341,329
5	UBS AG	3,377,860,684
6	Asian Development Bank	506,679,102
7	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000
8	Wingreat International Limited	420,490,000
9	Turbo Top Limited	46,526,000
10	Best Sense Investments Limited	36,526,000

Note: The number of shares held by H-Share holders was recorded in the Register of Members maintained by the H-Share Registrar of the Bank as at 30 September 2007.

2.1 Significant changes in major financial statement items and indicators and the reasons thereof

✔ Applicable ❑ Not Applicable

The Group's key financial items and indicators which fluctuated over 30% compared with those as at the end of 2006, or compared with those for the nine-month period ended 30 September 2006 are as follows:

Unit: RMB million

Items	**As at 30 September 2007**	As at 31 December 2006	**Change (%)**	**Main reasons**
Cash and due from banks	**63,131**	39,812	58.57	Increase in deposits with financial institutions.
Derivative financial instruments	**35,156**	24,837	41.55	Increase in derivative transactions.
Other assets	**92,196**	53,570	72.10	Mainly due to increase in items in the process of clearance and settlement.
Due to banks and other financial institutions	**359,091**	178,777	100.86	Increase in deposits from financial institutions.
Certificates of deposit and placements from banks and other financial institutions	**312,562**	146,908	112.76	Increase in interbank placements from financial institutions.
Undistributed profits	**73,046**	38,425	90.10	Mainly due to the profit for the reporting period.
Currency translation differences	**(4,301)**	(2,071)	107.68	Mainly due to fluctuation of exchange rate during the reporting period.

Unit: RMB million

Items	**As at 30 September 2007**	As at 31 December 2006	**Change (%)**	**Main reasons**
Treasury shares	**(12)**	(216)	-94.44	A wholly owned subsidiary of the Group held certain listed shares of the Bank in relation to its derivative and arbitrage business. The total number of treasury shares held by the subsidiary as at 30 September 2007 has decreased as compared with that as at the end of 2006.

Unit: RMB million

Items	**Nine-month period ended 30 September 2007**	Nine-month period ended 30 September 2006	**Change (%)**	**Main reasons**
Net fee and commission income	**18,923**	10,072	87.88	Due to the continued growth of fee-based businesses, including agency business, etc.
Net trading losses	**(1,455)**	(572)	154.37	Increase in costs related to foreign currency derivatives in support of the Bank's increased foreign currency activities.
Net (losses)/gains on investment securities	**(2,328)**	1,258	-285.06	Due to impairment losses for investment securities. Please refer to "2.5 Other significant events" of this report for additional information.
Operating profit	**74,976**	54,725	37.01	Increase in net interest income and non-interest income.

Unit: RMB million

Items	**Nine-month period ended 30 September 2007**	Nine-month period ended 30 September 2006	Change (%)	Main reasons
Share of results of associates and joint ventures	**866**	410	111.22	Increase in profits of associates.
Profit before income tax	**75,842**	55,135	37.56	Due to the above-mentioned factors.
Income tax expense	**(26,129)**	(18,754)	39.32	Due to re-measurement of net deferred tax assets and the increase of operating profit for the period.
Profit after tax	**49,713**	36,381	36.65	Due to the above-mentioned factors.
Profit after tax attributable to equity holders of the Bank	**45,474**	32,458	40.10	Due to the above-mentioned factors.

2.2 Development of significant events, related impact and resolution

❑ Applicable ✔ Not Applicable

2.3 Fulfillment of undertakings by the company, shareholders and controlling parties

✔ Applicable ❑ Not Applicable

Based on the best knowledge of the Bank, undertakings by the Bank, its shareholders and controlling parties were fulfilled during the reporting period.

2.4 Warnings and explanations of any forecasted losses or significant changes to retained earnings brought from the beginning of the financial year to the end of next reporting period

❑ Applicable ✔ Not Applicable

2.5 Other significant events

2.5.1 Stocks of other listed companies held by the Group

✔ Applicable ❑ Not Applicable

Stocks of other listed companies held by the Group's subsidiaries BOCHK Group, BOCI, BOCG Insurance and BOCG Investment during their regular business operation.

No.	Stock code	Company name	Stock held (unit: share)	Proportion of the total share	Initial investment cost (unit: RMB)	Accounting classification
1	000002 CH	CHINA VANKE	86,936,265	1.44%	991,477,767	Held for trading
2	1088 HK	CHINA SHENHUA	76,588,281	2.25%	581,555,917	Held for trading and Available-for-sale securities
3	8002 HK	PHOENIX TV	412,000,000	8.33%	377,396,411	Available-for-sale securities
4	0005 HK	HSBC HOLDINGS	2,267,686	0.01%	293,327,176	Held for trading
5	000527 CH	GUANGDONG MIDEA ELECTRIC APPLIANCES	12,370,596	0.98%	286,329,633	Held for trading
6	1398 HK	ICBC	93,712,000	0.11%	282,379,769	Held for trading and Available-for-sale securities
7	600823 CH	SHANGHAI SHIMAO	8,135,978	1.70%	217,864,848	Held for trading
8	0386 HK	SINOPEC CORP	28,370,420	0.17%	168,699,607	Held for trading and Available-for-sale securities
9	600663 CH	SHANGHAI LUJIAZUI FINANCE & TRADE ZONE DEVELOPMENT	6,515,114	0.48%	161,673,338	Held for trading
10	2006 HK	JINJIANG HOTELS	70,780,000	5.09%	152,301,171	Available-for-sale securities
Total					3,513,005,637	

Note: Information in the above table details the Group's holding of stocks of other listed companies in respect of long-term equity investments, financial assets available-for-sale and financial assets held for trading. The top 10 stocks held by the Group are presented in the above table in descending order based on the size of initial investment cost.

2.5.2 Equity investments in unlisted financial institutions and companies with future intention to obtain listing held by the Group

✔ Applicable ❑ Not Applicable

Company name	Initial investment cost (unit: RMB)	Number of shares held (unit: share)	% equity held	Carrying value at period end (unit: RMB)
Dongfeng Peugeot Citroen Auto Finance Co., Ltd	232,619,036	—	50.0%	250,933,564
China UnionPay Co., Ltd	90,000,000	90,000,000	5.452%	225,000,000
JCC Financial Co., Ltd	56,475,507	—	20.0%	62,197,599
Hunan Hualing Financial Co., Ltd	28,148,117	—	10.0%	29,295,885
CJM Insurance Brokers Ltd	726,225	2,000,000	33.3%	4,463,516
Debt Management Company Ltd	16,074	1,660	16.7%	16,074
Total	407,984,959			571,906,638

Notes:

1. Financial institutions include commercial banks, securities firms, insurance companies, trust companies and futures companies.
2. The carrying value is stated after the deduction of impairment loss.
3. The information stated in the above table is based on the consolidated financial statements.
4. Only holdings of 5% or more are listed.

2.5.3 Changes of shareholders holding shares of more than 5% and changes or estimated changes of shareholding of the actual controller of the company or its controlling situation.

✔ Applicable ❑ Not Applicable

Please refer to the announcement on *Matters related to the Establishment of China Investment Corporation* published on 9 October 2007 by the Bank.

The Group's foreign currency denominated investment portfolio includes asset-backed securities and collateralized debt obligations supported by US subprime mortgages (Subprime ABS and Subprime CDOs). The Group has conducted assessment on these securities based on the changes in market condition of US subprime mortgages since the half-year end of 2007. According to the relevant accounting standards, the Group decided to charge additional impairment allowance of USD135 million and USD187 million against these Subprime ABS and Subprime CDOs respectively. The aggregated amounts of these allowances were USD186 million (equivalent to RMB1.395 billion) and USD287 million (equivalent to RMB2.152 billion) respectively as at 30 September 2007. The Group has also made reserve of USD321 million (equivalent to RMB2.414 billion) directly in the "Reserve for fair value changes of available-for-sale securities" under the equity, reflecting the depreciation of the fair value of the related Subprime securities.

As at 30 September 2007, the carrying value of the investment in Subprime ABS and Subprime CDOs stood at USD7,451 million (equivalent to RMB55.960 billion) and USD496 million (equivalent to RMB3.727 billion), representing 2.86% and 0.19% of the Group's total investment securities respectively.

Considering the inherent uncertainties of the US subprime mortgages market, the Group will closely monitor the future developments of the market.

III. QUARTERLY REPORT

This announcement is simultaneously available on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and that of the Bank at www.boc.cn. The third quarter report prepared in accordance with the IFRS is also simultaneously posted on the website of the Bank at www.boc.cn. The third quarter report prepared in accordance with the CAS is also available on the website of the Shanghai Stock Exchange at www.sse.com.cn and that of the Bank at www.boc.cn.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 30 October 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN#, Alberto TOGNI# and HUANG Shizhong#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

IV. APPENDIX — FINANCIAL STATEMENTS (PREPARED IN ACCORDANCE WITH IFRS)

Consolidated Income Statements

Unit: RMB million

	Three-month period ended 30 September 2007 (unaudited)	Three-month period ended 30 September 2006 (unaudited)	**Nine-month period ended 30 September 2007 (unaudited)**	Nine-month period ended 30 September 2006 (unaudited)
Interest income	**67,844**	56,682	**190,347**	156,806
Interest expense	**(28,298)**	(24,228)	**(79,774)**	(69,529)
Net interest income	**39,546**	32,454	**110,573**	87,277
Fee and commission income	**8,214**	3,853	**21,602**	12,019
Fee and commission expense	**(1,055)**	(622)	**(2,679)**	(1,947)
Net fee and commission income	**7,159**	3,231	**18,923**	10,072
Net trading losses	**(203)**	(1,129)	**(1,455)**	(572)
Net (losses)/gains on investment securities	**(2,157)**	1,194	**(2,328)**	1,258
Other operating income	**4,315**	2,155	**11,578**	9,373
Impairment losses on loans and advances	**(1,925)**	(2,117)	**(7,169)**	(7,596)
Operating expenses	**(22,074)**	(15,401)	**(55,146)**	(45,087)
Operating profit	**24,661**	20,387	**74,976**	54,725
Share of results of associates and joint ventures	**261**	39	**866**	410
Profit before income tax	**24,922**	20,426	**75,842**	55,135
Income tax expense	**(7,591)**	(6,296)	**(26,129)**	(18,754)
Profit for the period	**17,331**	14,130	**49,713**	36,381
Attributable to:				
Equity holders of the Bank	**15,931**	12,981	**45,474**	32,458
Minority interest	**1,400**	1,149	**4,239**	3,923
	17,331	14,130	**49,713**	36,381
Earnings per share for profit attributable to equity holders of the Bank during the period (RMB per ordinary share)				
— Basic and diluted	**0.06**	0.05	**0.18**	0.14

Consolidated Balance Sheets

Unit: RMB million

	As at 30 September 2007 (unaudited)	As at 31 December 2006 (audited)
ASSETS		
Cash and due from banks	**63,131**	39,812
Balances with central banks	**474,044**	379,631
Placements with banks and other financial institutions	**459,228**	399,138
Government certificates of indebtedness for bank notes issued	**34,830**	36,626
Precious metals	**39,254**	42,083
Trading assets and other financial instruments at fair value through profit or loss	**150,186**	115,828
Derivative financial instruments	**35,156**	24,837
Loans and advances to customers, net	**2,741,743**	2,337,726
Investment securities		
— available-for-sale	**810,207**	815,178
— held-to-maturity	**522,678**	461,140
— loans and receivables	**474,144**	500,336
Investment in associates and joint ventures	**6,706**	5,931
Property and equipment	**83,317**	86,200
Investment property	**9,302**	8,221
Deferred income tax assets	**19,460**	21,396
Other assets	**92,196**	53,570
Total assets	**6,015,582**	5,327,653

Unit: RMB million

	As at 30 September 2007 (unaudited)	As at 31 December 2006 (audited)
LIABILITIES		
Due to banks and other financial institutions	**359,091**	178,777
Due to central banks	**54,029**	42,374
Bank notes in circulation	**34,871**	36,823
Certificates of deposits and placements from banks and other financial institutions	**312,562**	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	**118,277**	113,048
Due to customers	**4,349,232**	4,091,118
Bonds issued	**63,556**	60,173
Other borrowings	**54,226**	63,398
Current tax liabilities	**23,078**	18,149
Retirement benefit obligations	**6,799**	7,444
Deferred income tax liabilities	**2,989**	3,029
Other liabilities	**191,103**	153,456
Total liabilities	**5,569,813**	4,914,697

Unit: RMB million

	As at 30 September 2007 (unaudited)	As at 31 December 2006 (audited)
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	**253,839**	253,839
Capital reserve	**66,582**	66,617
Statutory reserves	**10,803**	10,380
General and regulatory reserves	**14,317**	13,934
Undistributed profits	**73,046**	38,425
Reserve for fair value changes of available-for-sale securities	**1,809**	2,009
Currency translation differences	**(4,301)**	(2,071)
Treasury shares	**(12)**	(216)
	416,083	382,917
Minority interest	**29,686**	30,039
Total equity	**445,769**	412,956
Total equity and liabilities	**6,015,582**	5,327,653

Xiao Gang
Director

Li Lihui
Director

Consolidated Cash flow Statements

Unit: RMB million

	Nine-month period ended 30 September 2007 (unaudited)	Nine-month period ended 30 September 2006 (unaudited)
Cash flows from operating activities		
Profit before income tax	**75,842**	55,135
Adjustments:		
Impairment losses on loans and advances	**7,169**	7,596
Impairment losses/(write back) on investment securities and other assets	**3,702**	(6)
Depreciation of property and equipment	**4,072**	3,888
Amortization of intangible assets and other assets	**925**	525
Net gains on disposal of property and equipment and other long-term assets	**(106)**	(238)
Net gains on disposal of investments in subsidiaries, associates and joint ventures	**(37)**	(907)
Share of results of associates and joint ventures	**(866)**	(410)
Interest expense arising from bonds issued	**2,185**	2,105
Net changes in operating assets and liabilities:		
Net increase in balances with central banks	**(129,813)**	(58,503)
Net (increase)/decrease in due from banks and placements with banks and other financial institutions	**(89,602)**	13,159
Net increase in loans and advances to customers	**(411,186)**	(206,428)
Net increase in investment securities	**(66,845)**	(235,580)
Net decrease/(increase) in precious metals	**2,873**	(14,490)
Net increase in other assets	**(26,633)**	(16,518)
Net increase in due to central banks	**11,655**	11,657
Net increase in due to banks and other financial institutions	**180,314**	53,720
Net increase/(decrease) in certificates of deposits and placements from banks and other financial institutions	**165,654**	(44,232)
Net increase in due to customers	**258,114**	347,253
Net decrease in other borrowings	**(9,172)**	(4,403)
Net increase in other liabilities	**28,827**	21,408
Net cash inflow/(outflow) from operating activities	**7,072**	(65,269)
Income tax paid	**(18,076)**	(23,194)
Net cash outflow from operating activities	**(11,004)**	(88,463)

Consolidated Cash flow Statements *(continued)*

Unit: RMB million

	Nine-month period ended 30 September 2007 (unaudited)	Nine-month period ended 30 September 2006 (unaudited)
Cash flows from investing activities		
Proceeds from disposal of property and equipment, intangible assets and other long-term assets	**3,243**	1,165
Proceeds from disposal of investments in subsidiaries, associates and joint ventures	**65**	1,211
Dividends received	**265**	160
Purchase of property and equipment, intangible assets and other long-term assets	**(6,728)**	(3,205)
Payment for increase of investments in subsidiaries, associates and joint ventures	**(105)**	(84)
Net cash outflow from investing activities	**(3,260)**	(753)
Net cash outflow before financing activities	**(14,264)**	(89,216)
Cash flows from financing activities		
Proceeds from issuance of ordinary shares	**—**	117,423
Cash received from issuance of bonds	**3,389**	—
Proceeds from minority equity holders of subsidiaries	**27**	18
Proceeds from sales of treasury shares	**204**	—
Payment of interest on bonds issued	**(2,177)**	(2,154)
Dividends paid to equity holders of the Bank	**(10,154)**	(1,375)
Dividends paid to minority interest	**(3,370)**	(3,402)
Other payment for financing activities	**(20)**	(261)
Net cash (outflow)/inflow from financing activities	**(12,101)**	110,249
Effect of exchange rate changes on cash and cash equivalents	**(12,170)**	(3,043)
Net (decrease)/increase in cash and cash equivalents	**(38,535)**	17,990
Cash and cash equivalents as at 1 January	**519,944**	397,112
Cash and cash equivalents as at 30 September	**481,409**	415,102

South China Morning Post

Date : 31 October 2007

RECEIVED

2007 NOV -7 A 2:43

CORPORATE FINANCE



BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

NOTIFICATION
QUARTERLY RESULTS
Report for the Third Quarter ended 30 September 2007

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Bank at www.boc.cn under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong), within the one month period from the date of this notification. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 30 October 2007

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	01/11/2007	09:23:55	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	01/11/2007	09:23:56	Approved By 審批者	03988P03
Submission No. 呈交編號	EBIS-071031-00082		Status 狀況	Approved

Issuer 發行人	LM03988 Bank of China Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung		
Contact No. 聯絡電話	2846 2700		

For the month ended : 31/10/2007
截至月份：

Name of Issuer 公司名稱	LM03988 Bank of China Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	Jason C.W. Yeung		
Contact Telephone No. 聯絡電話	2846 2700	Date submitted 呈交日期	01/11/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✔ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988
(1) 股份代號：

Description : H shares
說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號：

Description : A shares
說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 ：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease)				

增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month 本月底法定股本總額	RMB	253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額		HKD		

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

4. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD	Issue and allotment Date :	

價格 :

(dd/mm/yyyy)
發行及配發日期 :
(日/月/年)

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

2. Please Select One | At Price : 價格 : HKD | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日/月/年)

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

3. Please Select One | At Price : 價格 : HKD | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日/月/年)

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

4. Please Select One | At Price : 價格 : HKD | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日/月/年)

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日/月/年)

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

6. **Repurchase of share**
購回股份

Cancellation Date: (dd/mm/yyyy) 註銷日期 : (日/月/年)

Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股

Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date: (dd/mm/yyyy)
贖回日期：（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

8. **Other**
其他

At Price : HKD
價格：

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

(Please specify)
（請註明）

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名 Jason C.W. Yeung

* Title
職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END